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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     FORM 12B-25

                             NOTIFICATION OF LATE FILING

                                                 Commission File Number: 0-26206
                                                 CUSIP Number: 656031 10  1


(Check One): /X/Form 10-K  / /Form 20-F  / /Form 11-K / /Form 10-Q / /Form N-SAR
          For Period Ended:  for the year ended December 31, 1997
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          [  ] Transition Report on Form 10-K
          [  ] Transition Report on Form 20-F
          [  ] Transition Report on Form 11-K
          [  ] Transition Report on Form 10-Q
          [  ] Transition Report on Form N-SAR
          For the Transition Period Ended:______________________________________

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Read attached instruction sheet before preparing form.  Please print or type.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMISSION HAS VERIFIED
                          ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

Norland Medical Systems, Inc.
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Full Name of Registrant


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Former Name if Applicable


106 Corporate Park Drive, Suite 106
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Address of Principal Executive Office (STREET AND NUMBER)


White Plains, NY  10604
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City, State and Zip Code


PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


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/ /  (c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
          has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant previously announced on March 16, 1998 that its financial statements for 1996 and for the first, second and third quarters of 1997 would be restated. The work necessary to effect the restatements caused a delay in completing the financial statements and resulting audit of the Registrant's financial statements. The audit is expected to be completed today. However, because the financial statements affect virtually all parts of the Form 10-K, it will take several days for the Registrant to complete and file the Form 10-K report. The Registrant currently expects to file the report not later than fifteen calendar days after March 31, 1998.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Kurt W. Streams                      (914)                  694-2285
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     (Name)                            (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If the answer is no, identify report(s).
                                                                 /X/ Yes  / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 /X/ Yes  / / No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


     See Attachment A.

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                            Norland Medical Systems, Inc.
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                     (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March 31, 1998                   By: /s/ Kurt W. Streams
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                                           Kurt W. Streams
                                           Vice President, Finance

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                      ATTENTION
         INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                     CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                                 GENERAL INSTRUCTIONS


1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 25049, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.


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                                     Attachment A
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     The Company has restated its financial statements for the year ended
     December 31, 1996. A review of sales transactions recorded in 1996 revealed that certain transactions that the Company treated as sales and with respect to which it recognized revenue should not have been treated as sales for purposes of revenue recognition. As a result, a decision was made to restate the 1996 financial statements to eliminate the transactions that should not have been treated as sales.

     The impact of these adjustments on the Company's 1996 financial results as originally reported are summarized as follows:

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                                             As Reported         As Restated
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Net revenue                                 $25,309,977          $24,326,134
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Gross profit                                  9,061,508            8,616,714
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Operating income                              2,985,630            2,290,111
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Net income                                    2,191,374            1,777,855
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Earnings per share                                 0.31                 0.25
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Total assets                                 30,243,378           30,115,136
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Total current liabilities                     3,722,513            4,007,790
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Retained earnings at end of year              4,359,243            3,945,724
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     Revenue for 1997 decreased 16% to $20,530,376.  The  Company had a net loss of $18,584,005 for 1997. This figure includes: non-recurring charges of $17,809,880; a $1,480,000 charge to cost of revenue related to an additional write-off of demonstration inventory and reserves for excess inventory; and an additional $1,850,000 provision for doubtful accounts receivable reflected in general and administrative expense.